POWER SPORTS FACTORY, INC.

6950 Central Highway

Pennsauken, NJ 08109

August 15, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Power Sports Factory, Inc.

(formerly Purchase Point Media Corp.)

SEC Comment Letter dated July 18, 2008

Form 10-K for the year ended December 31, 2007

Form 10-Q for the quarterly period ended March 31, 2008

File No. 0-25385

Dear Sir/Madam:

We are submitting herein the responses of Power Sports Factory, Inc. (the “Company”) to the comments set forth in your comment letter dated July 18, 2008 on the captioned filings under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an amended Form 10-K for the year ended December 31, 2007 (the “Amended Form 10-K”) and an amended Form 10-Q for the quarterly period ended March 31, 2008 (the “Amended 10-Q”).

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations for the Years ended December 31, 2007 and December 31, 2006, page 11

1.	Acquisition and Turnaround Issues. The discussion under the caption “Results of Operations for the Years ended December 31, 2007 and December 31, 2006” has been expanded to discuss the purposeful reduction in sales to permit management to focus on internal corporate restructuring in preparation for the launch of the Andretti brand in February 2008. The decrease in sales including the units sold and pricing has been quantified.

2.	Increase in Selling, General and Administrative Expenses. Under this caption, components of the increase in selling, general and administrative expense in the year ended December 31, 2007 due to preparation for the launch of the Andretti brand in February 2008 have been provided in the paragraph discussing such expense.

Liquidity and Financial Resources, page 11

3.	Liquidity Discussion. The factors affecting the liquidity of the Company are discussed in more detail under the caption “Liquidity and Financial Resources” in response to this comment. Given the change in the products sold by the Company, past performance is not deemed to be indicative of the future performance of the Company.

4.	Capital Requirements. Additionally, under the caption “Liquidity and Financial Resources” a discussion of the Company’s capital requirements is included, particularly in regards to inventory financing.

Financial Statements

Consolidated Balance Sheets, page 15

5.	Recapitalization Balance Sheet. The historical balance sheets of the Company presented in the Amended Form 10-K include the balance sheet of Purchase Point Media Corp. (“PPMC”) at historical cost at the time of the recapitalization after the dividend of the existing business. The historical balance sheet of PPMC at the time of recapitalization after the dividend consisted of common stock, deficit and debt. Subsequent to the acquisition via a share exchange, the debt was converted into preferred stock of PPMC. The financial statements have been revised to reflect the transaction. The dividend representing the transfer of the business of the Last Word subsidiary is represented on the balance sheet as a liability, since the distribution is subject to the filing and effectiveness of a Registration Statement under the Securities Act of 1933. The dividend payable is discussed in footnote 11.

Consolidated Statements of Operations, page 16

6.	Calculation of Weighted Average Number of Shares. The weighted average number of shares outstanding has been recalculated reflecting the shares issued by the shell company to the operating company from January 1, 2007 to the date of recapitalization. For the period from the date of recapitalization to the end of the fiscal year, the number of shares to be used would be the actual number of shares of the combined entity outstanding. Schedule A is attached to this correspondence showing the computation.

Consolidated Statements of Stockholders’ Equity (Deficiency), page 17

7.	Reverse Acquisition Accounting. The transaction has been accounted for as a reverse acquisition and shows a restatement of PPMC’s historical stockholders’ deficiency to reflect the equivalent number of shares of common stock issued by the subsidiary. See the revised statement of stockholders’ deficiency in the Amended 10-K that reflects the accounting acquisition, and the attached Schedule B showing the adjusting journal entries to the equity accounts to record the reverse acquisition.

Inventories, page 21

8.	Deposit under Manufacturing Agreement. The deposit of preferred stock valued at $250,000 under the Company’s manufacturing agreement is accounted for as a sale of Preferred Stock in the cash flow statement, included in the line item reflecting sales of preferred stock for $270,000. The deposit is not refundable.

Note 6. Convertible Debt, page 13

9.	Value of Consideration for Convertible Debt. As to the three convertible debt issuances, the difference between the conversion price and the fair value of the common stock into which the debt is convertible, as well as the period over which the debt discount is being amortized is disclosed in Note 6–Convertible Debt in the Amended 10-K and Amended 10-Q.

Form 10-Q for the quarterly period ended March 31, 2008

Note 9. Stockholders’ Equity, page 14

10.	Value of Consideration for Preferred Stock. The shares were issued for services to be received, and the fair value has been revised and valued at $45,462 as per the market price of the underlying conversion common stock in the Consolidated Statement of Cash Flows–Supplementary Information in the Amended 10-Q.

Note 11. Commitments and Contingencies, page 15

11.	Andretti Licensing Agreement. In Note 11 in the Amended 10-Q, the Company has disclosed the terms of and payments due under the Andretti IV LLC license agreement. The Company issued the warrant as part of the consideration to Andretti IV LLC in connection with the original license agreement signed in May 2007. The Company paid $50,000 as a licensing fee in 2007. The warrant has been accounted for in the Amended 10-Q financial statements [Consolidated Statements of Stockholders’ Equity (Deficiency) and Consolidated Statement of Cash Flows–Supplementary Information] using the Black Sholes method to reflect fair value [see Note 11 to Financial Statements].

The undersigned Shawn Landgraf, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Shawn Landgraf
Shawn Landgraf, Chief Executive Officer

SCHEDULE A

		PSF WEIGHTED AVERAGE DECEMBER 31,2007
DATE	ADDITIONS	NUMBER OF SHARES	SHARES O/S	# OF DAYS	TOTAL	WEIGHTED AVG
OPENING 1/1/07		60,000,000	60,000,000	279	16,740,000,000
SEPT 5, 2007	38,503,940	38,503,940	98,503,940	25	2,462,598,500

BALANCE 9/30/07		98,503,940		304	19,202,598,500	63,166,442
LOSS 9/30/07
BALANCE 10/01/07	98,503,940	98,503,940	98,503,940	304	19,202,598,500
		98,503,940	98,503,940	61	6,008,740,340

BALANCE 12/31/07	98,503,940			365	25,211,338,840	69,072,161

LOSS 12/31/07	(2,748,049)				-0.0398

		PPMC WEIGHTED AVERAGE MARCH 31,2008

	98,503,940	98,503,940	98,503,040	91	8,963,858,540	98,503,940

LOSS 3/31/08	(1,365,470)				-0.0139

SCHEDULE B

Note 7 (Attachment)

1.

Common Stock	100,000
Preferred Stock	27,500
Paid in Capital	127,500

(To record initial capitalization)

2.

Retained Earnings	1,300,000
Common Stock	100,000
Notes Payable	1,200,000

(To record acquisition)

3.

Notes Payable	1,200,000
Preferred Stock	1,200,000

(To record conversion of debt)